

August 9, 2011

<u>Via E-Mail</u>

Mr. Bradley A. Ripps, CEO
Vista International Technologies, Inc.
88 Inverness Circle East, Suite N-103
Englewood, Colorado 80112

   Re: **Vista International Technologies, Inc.**
       December 31, 2010 Form 10-K/A filed June 24, 2011
       March 31, 2011 Form 10-Q/A filed June 28, 2011
       File No. 0-27783

Dear Mr. Ripps:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Terence O'Brien

        Terence O'Brien,
        Accounting Branch Chief